SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated October 6, 2022

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7A

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

•	Stock Exchange Release: Chief Legal Officer Nassib Abou-Khalil to leave Nokia

Stock exchange release	1 (1)
6 October 2022

Nokia Corporation

Stock Exchange Release

6 October 2022 at 9:00 EEST

Chief Legal Officer Nassib Abou-Khalil to leave Nokia

Espoo, Finland – Nokia’s Chief Legal Officer, Nassib Abou-Khalil, has decided to leave Nokia and step down from its Group Leadership Team. A recruitment process will begin immediately for his successor.

Nassib Abou-Khalil joined Nokia in 2014 and was appointed Chief Legal Officer in 2019. Before that role, he held various legal and compliance leadership positions in the company, including working as the general counsel for customer operations and leading the integration of the compliance programs of Alcatel-Lucent and Nokia.

“This was a very difficult decision for me. However, after eight years with the company, it’s time for personal renewal and seeking new challenges externally. Whatever I have been able to realize – both as Nokia’s CLO and in our industry-leading inclusion and diversity work – has been possible only because of the support and encouragement I have received from my colleagues at Nokia. Even though I’m excited about the opportunities that lie ahead, I will miss working with this great team,” said Nassib Abou-Khalil.

“Nassib has been a valued member of Nokia’s leadership team. I thank him both for leading our legal and compliance work and for being a strong advocate of equality, diversity and inclusion within and beyond Nokia. I wish him all the best for his future endeavors,” said Pekka Lundmark, President and CEO of Nokia.

Esa Niinimäki, Deputy Chief Legal Officer, Corporate and Secretary to the Board of Directors, assumes the role of interim Chief Legal Officer of Nokia.

About Nokia

At Nokia, we create technology that helps the world act together.

As a trusted partner for critical networks, we are committed to innovation and technology leadership across mobile, fixed and cloud networks. We create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Adhering to the highest standards of integrity and security, we help build the capabilities needed for a more productive, sustainable and inclusive world.

Inquiries:

Nokia

Communications

Email: press.services@nokia.com

Maria Vaismaa, Global Head of Public Relations

Nokia

Investor Relations

Phone: +358 40 803 4080

Email: investor.relations@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 6, 2022	Nokia Corporation

By:	/s/ Esa Niinimäki
Name:	Esa Niinimäki
Title:	Interim Chief Legal Officer; Corporate